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SEC 18006759

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SEC Mail Processing Section
MAR 05 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68988

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fenix Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street - 20th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael O. Brown 678-894-1959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bread & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fenix Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO & Financial and Operations Principal

Title

BENGIE MAR SOLON DIAMOS NOTARY EXPIRES GEORGIA February 18, 2022 FORSYTH COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FENIX SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5(d)
YEAR ENDED DECEMBER 31, 2017

This report is filed in accordance with Rule 17a-5 (e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Fenix Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fenix Securities, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fenix Securities, LLC as of December 31, 2017, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2016.
New York, New York
February 28, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

FENIX SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

ASSETS		
Cash (Note 1)	$	694
Clearing deposit, cash		532
Securities held at market		49,498
Due from clearing broker		259,714
Other assets		140
Total assets	**$**	**310,578**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Commissions payable	$	189,592
Due to officer		34,950
Accrued expenses		7,546
Note payable		9,401
Total liabilities		241,489
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)		
MEMBERS' EQUITY (Note 3)		69,089
	$	**310,578**

The accompanying notes are an integral part of the financial statements

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Fenix Securities, LLC (the "Company") is a Delaware limited liability company formed on June 1, 2007. The Company has been registered since August 2012 as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a Member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is registered with the Commodity Futures Trading Commission ("CFTC") as an Introducing Broker and is a Member of the National Futures Association ("NFA"). The Company is also a member of the Securities Investor Protection Company ("SIPC"). The Company is majority owned by Fenix Financial, Ltd. (the "Parent"). In addition, the Company is affiliated with Rex Securities Sociedad de Bolsa SA (the "Related Entity") a registered broker-dealer in Argentina.

Revenue recognition

The Company records securities transactions and related revenue and expenses on a settlement date basis. Transactions recorded on a trade date basis would not be materially different. Service fee revenue is recorded based on the terms of the respective agreements and deferred until earned by the Company. Fees receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At December 31, 2017, management believed all receivables to be fully collectible.

Agreement with clearing brokers

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreement with its clearing brokers provides that as clearing brokers, those firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). They also perform all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers money market funds with maturities of three months or less to be cash equivalents.

NOTE 1- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The financial statements do not include a provision for income taxes because the Company is not a taxable entity and its members are taxed on their respective share of the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax examinations by major taxing authorities for years before 2013. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. Interest expense or penalties have been recognized as of and for the year ended December 31, 2017.

Basis of Accounting and Trading and Valuation of Securities

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

***NOTE 1- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES** (continued)*
***Basis of Accounting and Trading and Valuation of Securities** (continued)*

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company held one security position in its error account with a market value of $314 as of December 31, 2017.

Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2017 or during the period then ended.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codifications ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

NOTE 1- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES *(continued)*
Recently Issued Accounting Pronouncements *(continued)*

For the year ending December 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole. This loss is included in the Statement of Financial Condition as Loss on theft of asset.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2017, the Company had net capital and net capital requirements of $68,418 and $50,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.5 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

On July 1, 2015 the Managing Member of the Company entered into a Foreign Associate Agreement with the Company, which was amended May 1, 2017. Under the amended agreement, the Company pays 60% of the net commissions generated by the accounts of customers which are established by the Managing Member. The Company paid commissions of $354,716 to the Managing Member during the year ending December 31, 2017.

On August 15, 2017 the current Managing Member and a prior Managing Member whose employment was terminated by the Company on November 29, 2016, entered into mediation settlement agreement. The settlement agreement requires the current Managing Member to purchase all of ownership equity held by the prior Managing Member in the Parent of the Company over a 36-month period. The Company has no direct obligation for any expense or liability for the settlement payments. In the settlement agreement both parties waive the right to any claim for payment or collection of debt between both parties, the Parent and the Company. As such, a commission advance of $19,402 made to the prior Managing Member in November 2016 was written off to bad debt in the year ending December 31, 2017.

The Company leases office space, facilities and equipment from an unrelated party under a non-cancelable operating lease beginning December 2016 and expiring November 2018. Future minimum lease payments are approximately as follows:

Year Ending December 31, 2017	Amount
2018	$198,000

Total rental expense of $153,956 was charged to operations during the year ended December 31, 2017.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities, through its clearing broker, involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations. These amounts are not covered by SIPC and are subject to loss should the clearing brokers cease business.

The Company is engaged in various interdealer referral activities with counterparties with which the Company has a Broker Dealer Referral Agreement. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments, including cash, clearing deposits, due from clearing brokers, other assets, commissions payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 5 - REGULATORY SETTLEMENT

On October 18, 2016 the Company was censured and fined $30,000 by The Financial Industry Regulatory Authority ("FINRA") for mistakenly paying commissions to foreign persons who were properly registered with a regulatory authority within their home country but not by FINRA. All of these persons lived outside of the U.S. and dealt solely with non-U.S. customers. Upon learning of this oversight, the Company registered each individual with FINRA as a Foreign Associate.

In connection with the settlement, the Company paid FINRA $7,500 and entered into a promissory note with FINRA for the remaining $22,500 balance of the fine. The note requires the Company to pay FINRA $1,025 a month for 24 months at an annual interest rate of 6.50%. During the year ended December 31, 2017, the Company paid FINRA a total of $10,375 in principal and $900 in interest.

NOTE 6 - CONCENTRATION OF REVENUE

The Company derived approximately $795,000 (approximately 43) of its revenues from the activities of two foreign associates.